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SEC Mail Processing Section
FEB 23 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. WAINWRIGHT & CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVE, 12TH FLOOR
(No. and Street)

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JAMES B. AHLFELD 212-856-622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CBIZ-MHM, LLC
(Name – *if individual, state last, first, middle name*)

1065 AVE OF THE AMERICAS (Address), NYC (City), NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James B. Ahlfeld, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright + Co., Inc, of December 31, 2011, are true and correct. I further swear (or affirm) th neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James B. Ahlfeld
Signature

CFO / FINOP
Title

2/17/12
Notary Public

[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires April 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011

"Public"

MHM ® Mayer Hoffman McCann P.C.
An Independent CPA Firm

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011

"Public"

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Index

	Page
Independent Auditor's Report	1
Statement of Financial Condition as of December 31, 2011	2
Notes to Statement of Financial Condition	3-7
Supplementary Information	8
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011	9-10

MHM®

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 and 10 required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 17, 2012

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents (Note 7)	$ 674,213
Restricted cash (Note 2)	163,101
Property and equipment, net (Note 3)	3,497
Other assets	132,320
	$ 973,131

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 68,401
Due to affiliate (Note 5)	208,486
Due to parent (Note 5)	10,479
Deferred rent liability	6,048
Total liabilities	293,414
Commitments (Notes 5 and 9)	
Stockholder's equity:	
Common stock, $8.84 stated value:	
Authorized - 200,000 shares	
Issued - 100,000 shares	
Outstanding - 95,000 shares	883,863
Additional paid-in capital	22,530,173
Accumulated deficit	(22,636,269)
Treasury stock, at cost - 5,000 shares	(98,050)
Total stockholder's equity	679,717
	$ 973,131

See accompanying notes.

Note 1 - Description of Business

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) was incorporated in Massachusetts in July 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company was principally engaged in proprietary trading activities until it suspended such operations in September 2010.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash and cash equivalents.

Restricted Cash

Restricted cash represents collateral for a standby letter of credit used as security for a lease for the Company's New York City office space.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation on computer and office equipment is calculated using the straight-line method over the useful lives of the assets of three to five years. Depreciation on furniture and fixtures is calculated using the straight-line method over the useful lives of the assets of five to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Income Taxes

For federal, state and local income tax reporting purposes, the Company is included in the consolidated income tax returns of its Parent. Accordingly, for financial statement reporting purposes, the Company's current and deferred income taxes are calculated on a stand-alone basis, as if it filed its own federal, state and local income tax returns. Income taxes payable are reflected as amounts due to Parent.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when the realization of net deferred tax assets is not considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of an income tax position is recognized in the financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured would be reflected as amounts due to the Company's Parent. As of December 31, 2011, the Company did not record a liability for any uncertain income tax positions.

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, due to parent, accounts payable and accrued expenses, and due to affiliate approximate their carrying values due to their short-term nature.

Note 3 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 358,241
Furniture and fixtures	44,728
Leasehold improvements	97,278
	500,247
Less: Accumulated depreciation and amortization	496,750
	$ 3,497

Note 4 - Income Taxes

The components of the Company's deferred tax assets as of December 31, 2011 are approximately as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 2,723,000
Deferred rent	3,000
Depreciation and amortization on property and equipment	32,000
Alternative minimum tax credit	74,000
Total deferred tax assets	2,832,000
Valuation allowance	(2,832,000)
	$ -

As of December 31, 2011, the Company has approximately $6,106,000 in net operating loss carryforwards, which expire in 2018 through 2031. The utilization of such operating loss carryforwards is limited in certain circumstances pursuant to section 382 of the Internal Revenue Code.

As of December 31, 2011, the Company has approximately $74,000 in federal alternative minimum tax credits which can be carried forward indefinitely.

During the year ended December 31, 2011, the valuation allowance on net deferred tax assets increased by approximately $403,000.

The Parent's income tax return for 2009 is currently being audited by the Internal Revenue Service ("IRS"). Upon request, the Parent's income tax returns for 2008 and 2010 are also subject to examination by the IRS.

Note 5 - Related Party Transactions

The Company subleases office space from Victus Capital LLC ("Victus"), an affiliate of the Parent. Under the terms of the sublease agreement, the Company is obligated to pay Victus approximately $67,000 in rent through February 2012 (see Note 9). During the year ended December 31, 2011, the Company made approximately $321,000 in rental payments to Victus. As of December 31, 2011, the Company has approximately $208,000 in due to affiliate related to unpaid rent it is contractually obligated to pay under its sublease agreement.

The Company has a due to parent balance of approximately $10,000 relating to income taxes payable.

Note 6 - Defined Contribution Plan

The Company provides all eligible employees with a defined contribution plan under section 401(k) of the Internal Revenue Code. Contributions under the plan provide for a discretionary employer matching contribution not to exceed 6% of an employee's compensation for the plan year subject to Internal Revenue Code limitations.

Note 7 - Concentration of Credit Risk

The Company frequently maintains balances at banks in interest bearing accounts that are in excess of the Federal Deposit Insurance Corporation limit, which is $250,000 per institution through December 31, 2013. At December 31, 2011, the Company has $420,522 in uninsured cash balances.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $470,207, which exceeded the minimum requirement of $100,000 by $370,207. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

Note 9 - Commitments

The Company subleases office space from Victus under a non-cancellable operating lease that expires in February 2012 (see Note 5). The remaining rental payment under this lease as of December 31, 2011 is $67,000.

Note 10 - Subsequent Events

The Company evaluated its statement of financial condition for subsequent events through February 17, 2012, the date the statement of financial condition was available to be issued, and determined that no events or transactions occurred which were required to be disclosed in the statement of financial condition.

SUPPLEMENTARY INFORMATION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Total stockholders' equity	$ 679,717
Deductions:	
Restricted cash	163,101
Petty cash	500
Property and equipment, net	3,497
Other assets	29,003
	196,101
Net capital before haircuts on securities	483,616
Haircuts on securities held	(13,409)
Net capital	$ 470,207
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 68,401
Due to affiliate	208,486
Due to parent	10,479
Deferred rent liability	6,048
Total aggregate indebtedness	$ 293,414
Computation of net capital requirement:	
Minimum capital required	$ 100,000
Excess net capital at 1,500 percent	$ 370,207
Excess net capital at 1,000 percent	$ 440,865
Ratio of aggregate indebtedness to net capital	0.62 to 1

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
December 31, 2011

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):

Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 480,686
Adjustment to income tax provision	(10,479)
Net capital per above	$ 470,207



H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Communication with Those
Charged with Governance

December 31, 2011

MHM ®

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Communication with Those
Charged with Governance

December 31, 2011

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

To Mr. Robert Hussey
Member of the Board of Directors
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

We have audited the financial statements of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) (the "Company") as of December 31, 2011 and for the year then ended, and have issued our report thereon dated February 17, 2012. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under Auditing Standards Generally Accepted in the United States of America

As stated in our engagement letter dated November 18, 2011, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated November 18, 2011.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The application of existing accounting policies was not changed during the year. The significant accounting policies used by the Company are described in Note 2 to the financial statements.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements is management's determination of whether a valuation allowance is required on the Company's net deferred tax assets. We evaluated the key factors and assumptions used to develop this estimate and concluded that it is reasonable in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements is the disclosure included in Note 4 to the financial statements regarding the Company's income taxes.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements (see attached schedule). In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of H.C. Wainwright & Co., Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann CPAs

New York, New York
February 17, 2012

ATTACHMENT

HC Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Corrected Audit Differences
12/31/11

Number	Account Number	Description	Debit	Credit	P&L Impact
1	1205-100-000	Deferred Fed Tax Receivable	83,000		-
	1205-150-000	Valuation Allow-DTA		83,000	
		To correct net deferred tax assets and related valuation allowance account.			
2	7000-100-000	Dues and Assessments	6,665		-
	7100-100-000	NASD Membership Dues	7,864		
	9150-000-000	Settlement Fees	42,379		
	5120-200-000	Terminal Market Feeds		14,529	
	5330-500-000	Trading Tools - Fixed Income		42,379	
		To reclassify expense credit balances for financial reporting purposes.			
					-

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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